FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 28, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES ACQUISITION OF BRATSK FERROALLOY PLANT

Moscow, Russia – August 28, 2007 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces acquisition of 100% stake in the charter capital of Bratsk Ferroalloy Plant OOO (BFP OOO).

The acquisition is in line with Mechel’s strategy aimed at developing its steel segment, improving its operational efficiency, reducing production costs, and leveraging synergies within its business.

Mechel OAO acquired 100% stake in the charter capital of Bratsk Ferroalloy Plant.  The plant’s revenues for 2006 on a Russian Accounting Standards basis amounted to RUR1.3 billion (approximately US$51.0 million) and net profit was approximately RUR151.0 million (approximately US$6.0 million).  The plant’s net assets on a Russian Accounting Standards basis amounted to about RUR4.2 billion (approximately US165.0 million) as of the end of 2006.

Bratsk Ferroalloy Plant is the largest enterprise in Eastern Siberia producing high grade ferrosilicon.  Located in the Irkutsk Region, the plant was founded on the basis of the crystalline silicon workshop of Bratsk Aluminium Smelter in 2003 and has advantageous geographical position and operates within stable markets.  The plant’s ferrosilicon output totals 84 thousand tonnes annually and comprises a 13% market share of Russia’s total output.  The plant’s share in the Russian ferrosilicon domestic supplies market amounted to 16% in 2006 and increased to 20% in the first quarter of 2007.  The plant’s share in the Russian ferrosilicon export market amounted to 11% in 2006.  The main competitive advantage of the plant is its access to inexpensive electric power supplied by Irkutskenergo OAO.

Ferroalloys are used by steel melting enterprises, including Mechel’s steel subsidiaries.  Bratsk Ferroalloy Plant’s operating within Mechel group of companies will enable the plant to significantly reduce its production costs and improve its performance by utilizing the synergies between Mechel’s raw material, steel, and power business segments.

Mechel Management OOO Chief Executive Officer Vladimir Polin commented on the transaction, “We continue to implement our strategy to improve the efficiency of our steel segment. The acquisition of Bratsk Ferroalloy Plant enables Mechel to increase its competitiveness by entering new markets and operating within the steady business of ferroalloy production.  Developing the ferroalloy business, in which energy costs are dominant, will enable us to gain synergetic effect both due to the plant’s consumption of Mechel’s own coal and its supplies of ferroalloys to our steel subsidiaries for subsequent processing into high margin marketable products.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: August 28, 2007